2. SUB-ITEM 77D:     POLICIES WITH RESPECT TO SECURITY INVESTMENTS

(e) Prior to September 1, 1996, the Corporate Bond and
International Equity Funds operated as part of a master feeder



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structure and invested all of their assets in corresponding master portfolios of
Master Investment Trust, Series I (the "Master Portfolios"), which had identical investment objectives as the particular Fund. On September 1, 1996, the Corporate Bond and International Equity Funds withdrew their investment in their respective Master Portfolios and began investing their assets directly in portfolio securities.